Exhibit 99.1

Regulated information

Start Phase 2b/3 study with filgotinib in ulcerative colitis

First patient dosed triggers a $10 million milestone payment

Mechelen, Belgium; 8 December 2016, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) reports the first dosing of a patient in the SELECTION Phase 2b/3 study with filgotinib in ulcerative colitis. The start of the SELECTION study triggers a $10 million milestone payment from Gilead.

The worldwide SELECTION Phase 2b/3 study will investigate efficacy and safety of 100 mg and 200 mg filgotinib once-daily compared to placebo in 1,300 patients with moderately to severely active disease, including those with prior biological therapy failure. The DIVERSITY Phase 3 study in Crohn's disease with filgotinib started in November.

"Our collaboration partner Gilead is definitely keeping up the speed in rolling out studies with filgotinib," said Piet Wigerinck, CSO of Galapagos.  "We look forward to seeing the results of both the DIVERSITY and SELECTION studies in inflammatory bowel disease."

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. In addition to the DIVERSITY and SELECTION studies, Gilead initiated the FINCH Phase 3 program in rheumatoid arthritis in August 2016.

Filgotinib is an investigational drug and its efficacy and safety have not been established.

For information about the studies with filgotinib: www.clinicaltrials.gov

For more information about filgotinib: www.glpg.com/filgotinib

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 480 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding any guidance given by Galapagos' management, the anticipated timing of clinical studies with filgotinib, and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs in rheumatoid arthritis, Crohn's disease and/or ulcerative colitis may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.